Mail Stop 6010


October 14, 2005



Shih-Jye Cheng, Chairman and Chief Executive Officer
ChipMOS Technologies (Bermuda) Ltd.
No. 1,  R & D Road 1
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China



	Re:	ChipMOS Technologies (Bermuda) Ltd.
		Form 20-F for the fiscal year ended December 31, 2004
		Forms 6-K for fiscal 2005
		File No.  0-31106

Dear Mr. Cheng:

      We have reviewed the information and proposed disclosures
filed
on September 21, 2005           and have the following additional
comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to this comment in all future filings with the
Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Mr. Shih-Jye Cheng
ChipMOS Technologies (Bermuda) Ltd.
October 14, 2005
Page 2

Form 6-K For the Month of August 2005

1. We see that the earnings release for the second quarter of 2005 presents a non-GAAP measure of earnings per share excluding certain expenses. If you present such non-GAAP measures in future press releases, please also present all of the relevant disclosures specified by Item 10(e) to Regulation S-K and Question 8 to the document "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."



      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 551-3676

      Sincerely,


      Gary R. Todd
								Reviewing Accountant





Copy to:	Sami Farhad, Esq.
		Sullivan & Cromwell in Hong Kong
		(852) 2522-2280

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